September 21, 2005
Ms. Pamala A. Long
Assistant Director
Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Re:	PDG Environmental, Inc.
Post-effective Amendment No. 3 to Registration Statement on Form S-2
Filed July 27, 2005
File No. 333-115669
Dear Ms. Long:
In response to your letter of August 5, 2005 concerning the review of our Post-effective Amendment #3 to Registration Statement on Form S-2 filed on July 27, 2005, we note the following response:
Explanatory Note
Consolidated Statement of Operations, page F-4
1.	The statement in this section that this post-effective amendment also incorporates by reference information in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005 is confusing in the explanatory note, since this update was accomplished in the prior post-effective amendments No.1 and No. 2 which were declared effective on June 6, 2005. Please limit your explanatory note to the updates reflected in the current post-effective amendment.
We have amended the filing per your request.
Plan of Distribution, page 12

September 21, 2005
Ms. Pamala A. Long
2.	Tell us supplementally whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If the selling security holder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling security holder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchaser in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those representations in the prospectus, state that the seller is an underwriter.
It is our understanding that the selling shareholder is not a broker-dealer or an affiliate of a broker-dealer. The selling shareholder a private investment firm that acquired our stock in a private placement under Rule 506 and gave representations that it was holding it in its own account without a view toward resale.
Where You Can Find more Information, page 18
3.	The amended annual reports on form 10-K/A-1 and Form 10-K/A-2 for the year ended January 31, 2005 should be also incorporated by reference.
We have amended that section to incorporate the two amendments to our Form 10-K for the year ended January 31, 2005.
Signatures, page II-5
4.	The amended registration statement should also be signed by the registrant’s principal accounting officer or controller whose title should be shown on the signature page.
Mr. Regan in addition to being our Chief Executive Officer is our Principal Accounting Officer. We have modified the signature page to reflect this.
The Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

September 21, 2005
Ms. Pamala A. Long
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your comments. Please provide me with any further comments or questions that you may have

Sincerely,

/s/ John C. Regan

John C. Regan

Chief Executive Officer, Principal
Financial Officer and Principal Accounting Officer

Cc:	James D. Chiafullo, Esquire
Cohen & Grigsby